Exhibit 99.3

Stellantis Presents FaSTLAne 2030 Financial Framework & Targets
at Investor Day 2026

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FaSTLAne 2030 Leverages Stellantis’ Unique Combination of Iconic Brands, Global Scale & Regional Roots Fueled by Customer Centricity & Focused Capital Allocation

AMSTERDAM, May 21, 2026 – Stellantis today unveils FaSTLAne 2030, its €60 billion, five-year strategic plan to accelerate growth and profit.

At the afternoon financial session of Investor Day 2026, Stellantis presents the financial framework supporting its FaSTLAne 2030 strategic plan, including the contribution of Stellantis Financial Services and the Company’s long‑term financial targets.

Customer Experience Powered by Stellantis Financial Services

Stellantis Financial Services (SFS) is a strategic growth engine for the Company, with an increasingly significant contribution to profitability and cash flow. The U.S. operation has already expanded rapidly and will continue to be the main growth area. Stellantis expects additional global growth opportunities, including in insurance and other value-added customer services.

SFS entities already manage more than €85 billion of net receivables1, including five established captives and six established joint ventures across key markets worldwide. The business has upside growth potential, targeting a contribution of more than €1.5 billion of AOI in 2030, with a mid-term return on equity in line with industry benchmarks.

FaSTLAne 2030 Financial Targets

Under FaSTLAne 2030, Stellantis has established clear financial objectives to drive long-term profitable growth, accelerate structural value creation, maintain financial flexibility, and generate sustainable shareholder returns:

•Revenue growth, from €154 billion in 2025 to €190 billion by 2030;
•AOI margin of 7% by 2030, with significant improvements in the near term;
•Positive Industrial Free Cashflow in 2027, increasing to €6 billion in 2030; and
•Cost reduction run-rate of €6 billion by 2028 (compared to 2025), further increasing through 2030, delivered through the Value Creation Program.

These metrics reflect disciplined capital allocation, a growing contribution from Financial Services, and a rigorous, enterprise-wide focus on the customer, while supporting long-term value creation.
1 Includes non-consumer financing, consumer financing and lease financing managed by consolidated entities and non-consolidated financial service joint ventures.

Additional Note

All investment, product, and capacity utilization-related objectives described during the Investor Day are based on current planning assumptions.

Certain partnership initiatives described during the Investor Day are subject to ongoing discussions and non-binding arrangements. Execution, timing and scope remain subject to definitive agreements and required approvals.

Adjusted operating income/(loss) excludes from Net profit/(loss) from continuing operations adjustments comprising restructuring and other termination costs, impairments, asset write-offs, disposals of investments and unusual operating income that are considered rare or discrete events and are infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance, and also excludes Net financial expenses/(income) and Tax expense/(benefit). Unusual operating income/(expense) are impacts from strategic decisions, as well as events considered rare or discrete and infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance. Unusual operating income/(expense) includes, but may not be limited to: impacts from strategic decisions to rationalize Stellantis' core operations; facility-related costs stemming from Stellantis' plans to match production capacity and cost structure to market demand, and convergence and integration costs directly related to significant acquisitions or mergers.

Adjusted operating income/(loss) margin is calculated as Adjusted operating income/(loss) divided by Net revenues

Presentation materials and a replay of the event are available in the Investors section of the Company’s website.

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About Stellantis

Stellantis (NYSE: STLA / Euronext Milan: STLAM / Euronext Paris: STLAP) is a leading global automaker, dedicated to giving its customers the freedom to choose the way they move, embracing the latest technologies and creating value for all its stakeholders. Its unique portfolio of iconic and innovative brands includes Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, FIAT, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. For more information, visit www.stellantis.com

@Stellantis	Stellantis	Stellantis	Stellantis

For more information, contact:
Fernão SILVEIRA +31 6 43 25 43 41 – fernao.silveira@stellantis.com
communications@stellantis.com
www.stellantis.com

Stellantis Forward-Looking Statements

This document contains forward-looking statements. In particular, statements regarding future financial performance and the Company’s expectations as to the achievement of certain targeted metrics, including but not limited to net revenues, industrial free cash flows, adjusted operating income, vehicle shipments, vehicle sales, market coverage, capacity utilization and new product development cycles, at any future date or for any future period are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Company’s current state of knowledge, future expectations and projections about future events and are by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them.

Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the Company’s ability to maintain vehicle shipment volumes; changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality; changes in trade policy, the imposition of global and regional tariffs targeted to the automotive industry; the Company’s ability to accurately predict the market demand for electrified vehicles; the Company’s ability to offer innovative, attractive products; a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in the Company’s vehicles; the Company's ability to attract and retain experienced management and employees; exchange rate fluctuations, interest rate changes, credit risk and other market risks; increases in costs, disruptions of supply or shortages of raw materials, parts, components and systems used in the Company’s vehicles; changes in local economic and political conditions; the enactment of tax reforms or other changes in tax laws and regulations; the level of governmental economic incentives available to support the adoption of battery electric vehicles; the impact of increasingly stringent regulations regarding fuel efficiency and greenhouse gas and tailpipe emissions; various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the level of competition in the automotive industry, which may increase due to consolidation and new entrants; exposure to shortfalls in the funding of the Company’s defined benefit pension plans; the Company’s ability to provide or arrange for access to adequate financing for dealers and retail customers; risks related to the operations of financial services companies; the Company’s ability to access funding to execute its business plan; the Company’s ability to realize anticipated benefits from joint venture arrangements; disruptions arising from political, social and economic instability; risks associated with the Company’s relationships with employees, dealers and suppliers; the Company’s ability to maintain effective internal controls over financial reporting; developments in labor and industrial relations and developments in applicable labor laws; earthquakes or other disasters; and other risks and uncertainties.

Any forward-looking statements contained in this document speak only as of the date of this document and the Company disclaims any obligation to update or revise publicly forward-looking statements. Further information concerning the Company and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission and AFM.